Exhibit 99.2

LIBERTY INTERACTIVE ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE ZULILY

zulily to be Attributed to the QVC Group Tracking Stock

QVC Group will have approximately $5 billion in eCommerce Revenue and 50% Mobile Penetration

Englewood, CO, and Seattle, WA, August 17, 2015 – Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) and zulily, inc. (“zulily”) (Nasdaq: ZU) today announced that they have entered into a definitive agreement (the “Agreement”) under which Liberty Interactive will acquire all outstanding shares of zulily for $18.75 per share. The acquisition will be attributed to Liberty Interactive’s QVC Group tracking stock.

“We are excited for zulily to join the Liberty family,” stated Greg Maffei, Liberty Interactive President and CEO. “Darrell, Mark and their team have built an impressive business around entertainment, discovery and value to the customer, which fits perfectly with the QVC philosophy. Combined under Liberty, we have an incredible opportunity to delight shoppers from the TV to the Internet.”

“As the world leader in video and eCommerce retail, QVC is dedicated to reimagining shopping, entertainment and community as one,” said Mike George, QVC President and CEO. “In zulily, we see a like-minded brand that shares our passion for discovering great products, for delivering honest value, and for building long term relationships with customers. Our teams are committed to learning from and inspiring each other and leveraging our platforms in new ways to accelerate growth, serve our customers better, and realize the full potential of both of these extraordinary brands.”

“Mark Vadon and I are incredibly excited to announce our partnership with QVC. QVC has built an amazing business with a great culture and incredibly similar understanding for bringing entertainment, discovery and value into the daily customer experience.” said Darrell Cavens, President and CEO of zulily. “This combination under Liberty is about investing in our future and providing a tremendous opportunity to accelerate our platform for growth of the zulily brand through the partnership with QVC.”

The proposed transaction will bring two highly complementary businesses under common ownership and further strengthen QVC’s leadership position in experiential, discovery driven shopping. While QVC and zulily will be operated as separate consumer facing brands, the collaboration creates numerous exciting opportunities, including leveraging QVC’s global scale, curation, vendor relationships and video commerce expertise at zulily. Similarly, zulily’s younger customer demographic, personalization expertise and eCommerce capabilities will boost QVC.

Following the close of the transaction, zulily will remain based in Seattle. zulily will continue to be run by its talented management team, with Darrell Cavens remaining President and CEO of zulily. In connection with the transaction, Mike George is being appointed to the Executive Committee of the Liberty Interactive Board of Directors and will serve on that committee with John Malone and Greg Maffei. Darrell Cavens will report directly to Mike George and the other members of the Executive Committee. In addition, zulily co-founder Mark Vadon will join the Liberty Interactive Board of Directors.

The deal values zulily at $2.4 billion. Liberty Interactive has agreed to provide $9.375 in cash and 0.3098 newly issued shares of QVCA for each zulily share. Funding for the cash portion of the consideration is expected to come from cash on hand at zulily and QVC’s revolving credit facility.

The transaction has been approved by the boards of directors of both companies and is anticipated to close during the fourth quarter of 2015. Pursuant to the Agreement, a subsidiary of Liberty Interactive will commence an exchange offer for 100% of the outstanding shares of zulily common stock for $18.75 per share. The tender offer is required to be commenced within 15 business days of today and to remain open for at least 20 business days after launch. Concurrent with the execution of the Agreement, zulily’s founding shareholders, representing approximately 45% of zulily’s outstanding shares, have signed a Tender and Support Agreement, pursuant to which they have agreed to tender all of their shares into the exchange offer, subject to certain exceptions. Following successful completion of the exchange offer, any shares not acquired in the exchange offer will be acquired in a second-step merger at the same $18.75 per share deal price. Closing of the exchange offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and there being validly tendered and not withdrawn a number of shares of zulily common stock equal to at least a majority of the total outstanding voting power. The offer is not subject to any financing condition.

Baker Botts L.L.P. is acting as legal advisor for Liberty Interactive. Goldman Sachs is serving as financial advisor for zulily and Weil, Gotshal & Manges LLP and Cooley LLP are acting as legal advisors.

Liberty Interactive’s President and CEO, Greg Maffei, QVC’s President and CEO, Mike George, zulily’s Chairman, Mark Vadon and zulily’s President and CEO, Darrell Cavens will co-host an investor conference call to discuss the transaction at 9am E.D.T. on Monday, August 17, 2015. The call can be accessed by dialing 844-307-2219 or 678-509-7635 at least 10 minutes prior to the start time. The call will also be broadcast live across the internet and archived on both Liberty Interactive’s and zulily’s websites. To access the webcast and the accompanying presentation materials go to either http://www.libertyinteractive.com/events or http://investor.zulily.com/. An archive of the webcast will also be available on both websites for 30 days after appropriate filings have been made with the SEC.

About Liberty Interactive Corporation

Liberty Interactive Corporation operates and owns interests in a broad range of digital commerce businesses. Those businesses are currently attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group. The businesses and assets attributed to the QVC Group (Nasdaq: QVCA, QVCB) consist of Liberty Interactive’s subsidiary, QVC, Inc., and its interest in HSN, Inc., and the businesses and assets attributed to the Liberty Ventures Group (Nasdaq: LVNTA, LVNTB) consist of all of Liberty Interactive Corporation’s businesses and assets other than those attributed to the QVC Group, including its interest in Expedia, Interval Leisure Group and FTD, its subsidiaries Bodybuilding.com, CommerceHub, LMC Right Start and Evite, and minority interests in Time Warner, Time Warner Cable and Lending Tree.

Liberty Interactive IR Contact: Courtnee Ulrich (720) 875-5420

About QVC

QVC, Inc., a wholly owned subsidiary of Liberty Interactive Corporation, is the world’s leading video and ecommerce retailer. QVC is committed to providing its customers with thousands of the most innovative and contemporary beauty, fashion, jewelry and home products. Its programming is distributed to approximately 340 million homes worldwide through operations in the U.S., Japan, Germany, United Kingdom, Italy, France and a joint venture in China. Based in West Chester, PA and founded in 1986, QVC has evolved from a TV shopping company to a leading ecommerce and mobile commerce retailer. The company’s website, QVC.com, is ranked among the top general merchant Internet sites. QVC, Q, and the Q Ribbon Logo are registered service marks of ER Marks, Inc.

About zulily inc.

zulily (http://www.zulily.com) is a retailer obsessed with bringing customers special finds every day—all at incredible prices. zulily features an always-fresh curated collection for the whole family, including clothing, shoes, home décor, toys, gifts and more. Unique products from up-and-coming brands are featured alongside favorites from top brands, giving customers something new to discover each morning. zulily was launched in 2010 and is headquartered in Seattle. zulily’s shares are traded on the NASDAQ Global Select Market under the symbol ZU.

zulily IR Contact: Erica Yamamoto (206) 724-0500 x. 4363

Forward-Looking Statements

This press release includes certain forward-looking statements, including statements about the proposed acquisition of zulily by Liberty Interactive, the commencement of an exchange offer for shares of zulily common stock, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new services and product offerings, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this press release, and each of Liberty Interactive and zulily expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and zulily, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and zulily and about the risks and uncertainties related to the business of each of Liberty Interactive and zulily which may affect the statements made in this press release.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty Interactive or purchase shares of Liberty Interactive, nor is it a substitute for the registration statement and exchange offer materials that Liberty Interactive and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Liberty Interactive and/or its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov. Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty Interactive by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone: (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Interactive and zulily file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Liberty Interactive or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty Interactive’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.